Rec'd 11/29/07



07008558

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5968 Orchard Drive
(No. and Street)

Cincinnati (City) Ohio (State) 45230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Weston Slemmer 513-579-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rohrkemper Ossege & Combs, Ltd.
(Name – *if individual, state last, first, middle name*)

2337 Victory Parkway (Address) Cincinnati (City) Ohio (State) 45206 (Zip Code)

PROCESSED
DEC 3 1 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Slemmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Trading, Inc., as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



MELISSA DELLER
Notary Public, State of Ohio
My Commission Expires 03-16-11

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2007
WITH
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

CONTENTS

Report of Independent Public Accountants

Financial Statements

Statement of Financial Condition

Notes to Financial Statements



Rohrkemper Ossege & Combs, Ltd.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

The Stockholder
Securities Trading, Inc.
Cincinnati, OH

We have audited the accompanying statement of financial condition of Securities Trading, Inc. (the Company) as of September 30, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Securities Trading, Inc. at September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rohrkemper Ossege + Combs, Ltd

November 20, 2007

2337 Victory Parkway • Cincinnati, OH 45206
513-241-4507 • 513-241-5637 Fax
www.roc-cpa.com

SECURITIES TRADING, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

Cash and cash equivalents	$ 13,150
Marketable securities	83,035
Receivable from clearing broker	2,606
Furniture and equipment, at cost less accumulated depreciation of $54,845	36,928
	$ 135,719

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 2,237
Deferred tax liabilities	5,141
Total Liabilities	7,378
Stockholder's Equity:	
Common stock, no par value, 750 shares authorized, 100 issued and outstanding	100
Additional paid-in capital	47,964
Retained earnings	53,893
Accumulated other comprehensive income	26,384
Total Stockholder's Equity	128,341
Total Liabilities and Stockholders' Equity	$ 135,719

See accompanying notes.

SECURITIES TRADING, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

1. **Summary of significant accounting policies**

Nature of operations – The Company is registered as a broker-dealer under the examining authority of the Financial Industry Regulatory Authority. The Company, on a fully disclosed basis, clears customer transactions through an unaffiliated broker-dealer who also maintains the customer accounts.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash equivalents – Liquid investments with maturities of three months or less when purchased are considered cash equivalents.

Marketable securities – Marketable securities consist of corporate stock, are stated at market value and are classified as available for sale. The resulting difference between cost and market is included in other comprehensive income. The first-in first-out method is used to determine realized gains or losses.

Receivables – Receivables from clearing broker are commissions earned but not yet paid. The Company periodically reviews all receivables and records an allowance for doubtful accounts when it becomes unlikely to be collected. As of September 30, 2007 no allowance for doubtful accounts has been recorded as the Company believes all amounts are collectible.

Property and equipment – Property and equipment are recorded at cost reduced by accumulated depreciation. Depreciation expense is recognized over the assets' estimated useful lives using straight-line and accelerated methods. Estimated useful lives range from 3 to 7 years. Leasehold improvements are amortized over the shorter of the remaining term of the lease or the useful life of the improvement using the straight-line method. Depreciation expense was $1,689 in 2007.

Revenue recognition – The Company records revenues and expenses (commissions and brokerage expenses) directly related to security transactions on a settlement date basis, which approximates trade date basis.

Advertising – The Company records expense for advertising when liability is incurred. Advertising expense was $0 in 2007.

SECURITIES TRADING, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

1. **Summary of significant accounting policies - continued**

Income taxes – Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities.

2. **Concentration of Credit Risk**

The Company has a retail and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations.

3. **Related Party Transactions**

The Company rents office space under an operating lease agreement with its sole shareholder. Rent expense amounted to approximately $25,500 in 2007. Future lease commitments are on a month to month basis.

4. **Net Capital Requirements**

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital rates would exceed 10 to 1. At September 30, 2006, the Company had net capital of $78,958 which was $28,958 greater than its required net capital of $50,000. The company's net capital ratio was .09 to 1.

5. **Income Taxes**

Deferred tax liabilities of $5,141 in the accompanying statement of financial condition, result from differences in book and tax depreciation lives and methods and unrealized gains on marketable equity securities as of September 30, 2007.

END